UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 000-51251
LifePoint Hospitals, Inc. Retirement Plan
(Full title of the plan and the address of the plan,
if different from that of the issuer listed below)
LifePoint Hospitals, Inc.
103 Powell Court, Suite 200
Brentwood, Tennessee 37027
(Name of the issuer of the securities held
pursuant to the plan and the address of
its principal executive office)

REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm on 2005 financial statements — Lattimore Black Morgan & Cain, P.C.
Report of Independent Registered Public Accounting Firm on 2004 financial statements — Ernst & Young LLP
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Signatures
Exhibit Index
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm — Lattimore Black Morgan & Cain, P.C.
Exhibit 23.2 Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP
EX-23.1 CONSENT OF LATTIMORE BLACK MORGAN & CAIN, P.C.
EX-23.2 CONSENT OF ERNST & YOUNG LLP

Report of Independent Registered Public Accounting Firm
The Plan Sponsor
LifePoint Hospitals, Inc. Retirement Plan
We have audited the accompanying statement of net assets available for benefits of the LifePoint Hospitals, Inc. Retirement Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor have we been engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Lattimore Black Morgan & Cain, P.C.
Brentwood, Tennessee
June 28, 2006

Report of Independent Registered Public Accounting Firm
The Plan Sponsor
LifePoint Hospitals, Inc. Retirement Plan
We have audited the accompanying statement of net assets available for benefits of the LifePoint Hospitals, Inc. Retirement Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Nashville, Tennessee
June 23, 2005

LifePoint Hospitals, Inc. Retirement Plan
Statements of Net Assets Available for Benefits

	December 31, 2004			December 31, 2005
	Participants’	ESOP Shares		Participants’	ESOP Shares
	Accounts	Fund		Accounts	Fund
	(Allocated)	(Unallocated)	Total	(Allocated)	(Unallocated)	Total
Assets
Investments, at fair value	$199,852,316	$45,373,698	$245,226,014	$233,643,543	$37,131,828	$270,775,371
Employer contributions receivable	—	1,428,373	1,428,373	—	1,981,484	1,981,484
Participant contributions receivable	188,500	—	188,500	883,972	—	883,972
Income receivable	6,196	—	6,196	20,500	—	20,500

Total assets	$200,047,012	$46,802,071	$246,849,083	$234,548,015	$39,113,312	$273,661,327

Liabilities
Accrued interest payable to LifePoint Hospitals, Inc.	$—	$1,480,981	$1,480,981	$—	$1,228,538	$1,228,538
Note payable to LifePoint Hospitals, Inc.	—	15,332,159	15,332,159	—	11,948,753	11,948,753
Expenses payable	138,584	—	138,584	234,559	—	234,559
Excess contributions payable	160,081	—	160,081	76,924	—	76,924

Total liabilities	298,665	16,813,140	17,111,805	311,483	13,177,291	13,488,774

Net assets available for benefits	$199,748,347	$29,988,931	$229,737,278	$234,236,532	$25,936,021	$260,172,553

     See accompanying notes.

LifePoint Hospitals, Inc. Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2004			Year Ended December 31, 2005
	Participants’	ESOP Shares		Participants’	ESOP Shares
	Accounts	Fund		Accounts	Fund
	(Allocated)	(Unallocated)	Total	(Allocated)	(Unallocated)	Total
Additions
Interest and dividend income	$600,972	$—	$600,972	$821,918	$—	$821,918
Employer contributions	—	4,636,517	4,636,517	—	7,836,517	7,836,517
Participants’ contributions	9,512,271	—	9,512,271	16,844,525	—	16,844,525

Total additions	10,113,243	4,636,517	14,749,760	17,666,443	7,836,517	25,502,960

Deductions
Benefits paid	12,127,539	—	12,127,539	15,791,409	—	15,791,409
Interest expense	—	1,480,981	1,480,981	—	1,228,538	1,228,538
Administrative expenses	952,150	—	952,150	2,047,306	—	2,047,306

Total deductions	13,079,689	1,480,981	14,560,670	17,838,715	1,228,538	19,067,253

Net appreciation in fair value of investments	14,122,995	7,646,060	21,769,055	19,211,342	4,788,226	23,999,568
Allocation of ESOP shares to Plan	7,340,061	(7,340,061)	—	15,449,115	(15,449,115)	—

Net increase (decrease) in net assets available for benefits	18,496,610	3,461,535	21,958,145	34,488,185	(4,052,910)	30,435,275

Net assets available for benefits at beginning of year	181,251,737	26,527,396	207,779,133	199,748,347	29,988,931	229,737,278

Net assets available for benefits at end of year	$199,748,347	$29,988,931	$229,737,278	$234,236,532	$25,936,021	$260,172,553

     See accompanying notes.

LifePoint Hospitals, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2005
Note 1 — Description of the Plan
The following description of the LifePoint Hospitals, Inc. Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all employees of LifePoint Hospitals, Inc. (the “Company”) who have completed two full months of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Plan includes a component that is an “employee stock ownership plan” (“ESOP”) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”). As an ESOP, the Plan generates certain favorable federal income tax consequences for the Company through an acquisition loan from the Company, as described in Note 6. These shares are held in an ESOP suspense account and are released to participant accounts as the loan is repaid. The Plan uses Company contributions to repay the loan principal and interest.
Contributions
Each participant may elect to contribute up to 50% of his or her pre-tax compensation to the Plan (“Salary Deferral Contribution”). An automatic 2% Salary Deferral Contribution is applied to all participants who do not make a contrary election. Participants who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions subject to the Code’s limitations.
The Plan provides a matching contribution of Company stock in an amount equal to 100% of the amount the participant has elected as a Salary Deferral Contribution for that payroll period, up to 3% of the participant’s compensation.
In any Plan year, the Company may contribute to participants’ accounts Company stock as determined by the Company (“ESOP Contributions”). In addition, discretionary Company profit sharing contributions may be made by the Company (“Profit Sharing Contributions”). To be eligible for an allocation of the ESOP Contributions and Profit Sharing Contributions, a participant must meet the following requirements:
(i)	Participant is age 21 or older on the last day of the Plan year;

(ii)	Participant completed one year of service during the Plan year; and

(iii)	Participant is an employee as of the last day of the Plan year.
An additional contribution by the Company in an amount determined by the Company to ensure that the Plan satisfies certain nondiscrimination requirements of the Code may be allocated solely to the accounts of participants who are considered non-highly compensated employees and have elected to make Salary Deferral Contributions for the Plan year (“Unilateral Employer Contributions”).
During 2005, the Company changed its contribution calculation to approximately 2.5% of the Company’s salaries and wages expense. Prior to 2005, contributions were limited to a fixed amount shares of the Company’s common stock (279,672 shares) released to participants in the Plan. Subsequent to the Province Business Combination (defined in Note 3) and the 2005 acquisitions of Wythe County Community Hospital (“WCCH”) and Danville Regional Medical Center (“DRMC”) (together, the “2005 Acquisitions”) the Company determined the fixed number of shares historically released to the Plan’s participants was not adequate to provide the appropriate employee benefit to the Company’s increased number of employees. Therefore, the Company’s Plan contributions increased and a portion of the contributions were funded with cash contributions during the year ended December 31, 2005. The Plan received approximately $3,200,000 in cash contributions from the Company during the year ended December 31, 2005.

Participant Accounts
Each participant’s account is credited (charged) with the participant’s contributions, the Company’s contributions (a portion of which results in shares of the Company’s common stock released from the ESOP suspense account), and Plan earnings (losses). Allocations are based on participant’s earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Contributions and allocations are subject to certain limitations under the Code. The Plan allows participants who are fully vested to diversify their ESOP contributions by investing in other securities available under the Plan.
Payment of Benefits
Upon retirement, disability, death, or termination of employment, the total vested value of a participant’s account that exceeds $5,000 is distributed to the participant or the beneficiary, as applicable, in cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan. If the vested value of a participant’s account is less than $1,000 the total vested balance is distributed as an automatic lump sum payment in cash. For participant accounts greater than $1,000 but less than $5,000, the vested value of the participant’s account is rolled into an individual retirement account on behalf of the participant. A participant’s contributions may also be withdrawn for certain hardship situations.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or one-half of the respective participant’s vested account balance. Loan terms range from one half a year to five years or up to ten years if the loan is used for the purchase of a primary residence. The loans are secured by the vested balance in the respective participant’s account and bear interest at a rate commensurate with local prevailing rates, ranging from 4.0% to 9.5% as of December 31, 2005, as determined by the plan administrator. Principal and interest are paid by the participant ratably through payroll deductions.
Vesting and Forfeitures
Participants are immediately fully vested in their Salary Deferral Contributions, Unilateral Employer Contributions, rollover contributions and investment earnings (losses) arising from these contributions. Salary Deferral Matching Contribution Allocations, ESOP Contributions, Profit Sharing Contributions and certain accounts transferred from HCA Inc. sponsored benefit plans are subject to a vesting schedule based on the participant’s number of years of service as follows:

Years of Service	Vested Percentage

Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%
Participants’ interest in their accounts become fully vested and nonforfeitable without regard to their credited years of service if they are employed by the Company on or after age 65, attain age 55 and have completed 10 years of service, incur a total and permanent disability or die while employed by the Company.
If a participant who is not fully vested terminates employment with the Company, the participant is entitled to the vested portion of their account. The non-vested portion is forfeited and is used to reduce future Company contributions, pay administrative expenses of the Plan or is reallocated to participants in the Plan, if forfeitures from ESOP accounts occur. Unused forfeitures totaled $3,995,996 at December 31, 2005 and no forfeitures were used to pay Plan expenses, reduce employer contributions, or allocated to participants during the year then ended.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will receive the vested and non-vested portions of their accounts.

Note 2 — Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are held, and transactions are executed, by U.S. Trust Company, N.A. (the “ESOP Trustee”) for the ESOP portion of the Plan and by Northern Trust Company (the “Trustee”) for the non-ESOP portion of the Plan. Investments in mutual funds and equity securities are stated at fair value by the ESOP Trustee and the Trustee and are based on quoted prices in an active market. The value of collective trust funds are based upon the current value of and net investment gains or losses relating to the units of participation held by the Plan. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses
Administrative expenses, including legal and participant accounting expenses, and all expenses directly relating to the investments are charged to and paid by the Plan unless paid by the Company.
Benefit Payments
Benefits are recorded when paid.
Note 3 —Province Business Combination
On April 15, 2005, pursuant to the Agreement and Plan of Merger, dated as of August 15, 2004, by and among Historic LifePoint Hospitals, Inc. (formerly LifePoint Hospitals, Inc.) (“Historic LifePoint”), the Company, Lakers Acquisition Corp. (“LifePoint Merger Sub”), Pacers Acquisition Corp. (“Province Merger Sub”) and Province Healthcare Company (“Province”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of January 25, 2005, and Amendment No. 2 to Agreement and Plan of Merger, dated as of March 15, 2005 (as amended), the Company acquired all of the outstanding capital stock of each of Historic LifePoint and Province through the merger of LifePoint Merger Sub with and into Historic LifePoint, with Historic LifePoint continuing as the surviving corporation of such merger (the “LifePoint Merger”), and the merger of Province Merger Sub with and into Province, with Province continuing as the surviving corporation of such merger (together with the LifePoint Merger, the “Province Business Combination”). As a result of the Province Business Combination, each of Historic LifePoint and Province is now a wholly owned subsidiary of the Company.
As a result of the Province Business Combination, the Company became the successor issuer to Historic LifePoint under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and succeeded to Historic LifePoint’s reporting obligations under the Exchange Act. In connection with the closing of the Province Business Combination, shares of Historic LifePoint Common Stock, which had been listed and traded on the NASDAQ National Market under the ticker symbol “LPNT,” are no longer listed and traded on the NASDAQ National Market. However, shares of Company common stock are now listed and traded on the NASDAQ National Market under the ticker symbol “LPNT.”
Upon completion of the merger on April 15, 2005, through May 15, 2005, the Province 401(k) plan was in operation and its participants and the Company continued to make contributions to that plan. On May 15, 2005, all former Province employees who became employees of the Company and who met all eligibility requirements except for the two months service to the Company were automatically eligible to participate in the Plan.

Note 4 — Investments
For the years ended December 31, 2004 and 2005, the Plan’s investments (including investments purchased, sold and held during the year) appreciated as follows:

	2004	2005
Common stock	$11,874,874	$18,349,094
Collective trust funds	9,312,587	5,138,702
Mutual funds	581,594	511,772

	$21,769,055	$23,999,568

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2004 and 2005 are as follows:

	2004	2005
LifePoint Hospitals, Inc. Common Stock*	$91,242,258	$93,699,688
HCA Inc. Common Stock	36,073,331	39,572,002
Northern Trust Company Stock Index Fund	35,701,143	39,499,910
Northern Trust Company Stable Value Asset Fund	32,780,476	38,446,389
Northern Trust Company Small Company Index Fund	22,108,453	23,777,720

*	Includes non-participant directed investments
Note 5 — Nonparticipant-Directed Investments
Information about net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments at December 31, 2004 and 2005 are as follows:

	2004		2005
	Allocated	Unallocated	Allocated	Unallocated
Cash	$—	$—	$—	$700,000

Short Term Investment Fund	$—	$—	$—	$867,722

LifePoint Hospitals, Inc. Common Stock:
Number of shares	1,202,837	1,303,093	1,413,678	948,376

Cost	$14,985,840	$14,975,306	$17,234,538	$11,173,480

Fair Value	$41,882,784	$45,373,698	$53,012,925	$35,564,106

Total fair value of Nonparticipant-directed investments	$41,882,784	$45,373,698	$53,012,925	$37,131,828

	2004	2005
Nonparticipant-directed investments at beginning of year	$76,184,235	$87,256,482
Change in net assets:
Transfers to other funds	(739,481)	(1,270,268)
Distributions to participants	(1,491,068)	(3,338,199)
Employer cash contributions	—	3,200,000
Net appreciation in fair value	13,302,796	4,296,738

Nonparticipant-directed investments at end of year	$87,256,482	$90,144,753

Note 6 –– Note Payable to LifePoint Hospitals, Inc.
On June 9, 1999, the Plan purchased 2,796,719 shares of the Company’s common stock from the Company at $11.50 per share for an aggregate purchase price of approximately $32,162,000. The Plan issued a note payable to the Company (the “ESOP Note”) in an amount equal to the purchase price. The ESOP Note is secured by a pledge of the unallocated stock. The ESOP Note is payable in ten annual payments of $4,636,517, which includes interest on the outstanding principal balance at an annual rate of 8%.
The purchased shares are held by the ESOP Trustee in a suspense account and a portion of these shares is allocated on a quarterly and annual basis. Through December 31, 2004 and 2005, 1,493,626 and 1,868,287 shares, respectively, had been allocated to participant accounts.
The purchase price for the Company’s common stock was acknowledged to be no greater than the prevailing price of the Company’s common stock quoted on NASDAQ at June 9, 1999. The Company makes contributions in cash to the Plan which, when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make regularly scheduled payments of principal and interest due on the ESOP Note. Based on this determination, and subject to limitations contained in the Code, the Company is entitled to claim an income tax deduction for contributions to the Plan for the year to which such contributions relate. The participants and beneficiaries of the Plan are not subject to income tax with respect to contributions made on their behalf until they receive distributions from the Plan.
The scheduled amortization of the ESOP Note for the remaining three years is as follows:

2006	$3,680,616
2007	3,975,066
2008	4,293,071

$11,948,753

Note 7 — Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 8 — Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service, dated January 15, 2003, stating that the Plan is qualified under Section 401(a) of the Code and that the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to bring the Company’s operations into compliance with the Code.
Note 9 — Party-In-Interest Transactions
The issuance of the ESOP Note payable to the Company for the purchase of the Company’s common stock and contributions received by the Plan from the Company to fund principal and interest payments on the ESOP Note are considered transactions with parties-in-interest. Certain Plan investments are shares of trust funds managed by the Trustee and, therefore, such transactions qualify as party-in-interest transactions. Purchases and sales of assets through the ESOP Trustee and Trustee are also considered party-in-interest transactions. The Plan also holds investments in the form of participant loans, such transactions qualify as party-in-interest transactions. All of these transactions are permissible under specific exemptions included in ERISA and the Code.

LifePoint Hospitals, Inc. Retirement Plan
EIN: 52-2165845 Plan No.: 001
Schedule H Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2005

		(c) Description of Investment
	(b) Identity of Issue,	Including Maturity Date, Rate
	Borrower, Lessor	of Interest, Collateral, Par		(e) Current
(a)	or Similar Party	or Maturity Value	(d) Cost	Value

*	Northern Trust Company	Cash	#	$700,000
*	Northern Trust Company	Stable Value Asset Fund	#	38,466,389
*	Northern Trust Company	Aggregate Bond Index Fund	#	9,905,575
*	Northern Trust Company	Stock Index Fund	#	39,499,910
*	Northern Trust Company	Small Company Index Fund	#	23,777,720
*	Northern Trust Company	International Equity Index Fund	#	11,783,486
*	Northern Trust Company	Short Term Investment Fund	#	6,536,243
*	LifePoint Hospitals, Inc.	Common Stock	$32,067,579	93,699,688
	HCA Inc.	Common Stock	#	39,572,002
	Triad Hospitals, Inc.	Common Stock	#	1,321,030
*	Participant Loans	Interest rate ranges from 4.0% to 9.5%	#	3,123,786
	Self-directed Brokerage Accounts	Various investments	#	2,389,542

				$270,775,371

*	Indicates a party-in-interest to the Plan.

#	Not required for participant-directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2006	LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

	By:	/s/ John Bumpus

John Bumpus
Senior Vice President, Human Resources

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm – Lattimore Black Morgan & Cain, P.C.
23.2	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP